August 11, 2020

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549-8626

Re:	Waycross Independent Trust

File Nos. 333-239562 and 811-23581

Dear Mr. Bartz:

In a letter dated July 28, 2020, the staff provided comments to Waycross Independent Trust (the “Trust”) regarding its initial registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company Act”). On behalf of the Trust and its series, Waycross Long/Short Equity Fund (the “Long/Short Fund”) and Waycross Focused Equity Fund (the “Focused Fund”) (each, a “Fund,” and together, the “Funds”), I include in this letter the responses to the staff’s comments.

Before providing those comments, you noted that, as disclosed in my cover letter to the initial registration statement, Long/Short Equity Fund is a successor fund to Waycross Long/Short Equity Fund, an existing series of the Ultimus Managers Trust (“UMT”). I also stated in that cover letter that the Long/Short Fund would file a Schedule 14A either in July or August to discuss the reorganization. The recommendation to reorganize the Long/Short Fund into the Trust was presented to the UMT Board of Trustees (the "UMT Board") on July 21, 2020. The UMT Board deferred consideration of the matter until comments were received on this registration statement. The Long/Short Fund will not commence operations unless the reorganization is approved by the UMT Board and the shareholders of the Long/Short Fund.

PROSPECTUS

1. Since both Funds are new series of the Trust, please provide new legality opinions and related consents of counsel for each Fund, consistent with Staff Legal Bulletin No. 19 (CF), in a pre-effective amendment.

BO JAMES HOWELL ● PARTNER

6224 Turpin Hills Drive ● Cincinnati, OH 45224 ● p: 509.279.8202

Practus, LLP ● Bo.Howell@Practus.com ● Practus.com

Response: The Trust will file new legality opinions with the pre-effective amendment (PEA).

Prospectus Summary – Fees and Expenses (Pages 1 and 7)

2. In the “Shareholder Fees” section of the fee tables, please consider disclosing “None” just once in the amount column opposite “Shareholder Fees,” and omitting the several other individual line items that show “None.” See Instruction 1(c) to Item 3 of Form N-1A.

Response: The Trust made the requested change.

3. Footnote (1) to the fee tables states that Management Fee reductions and expense reimbursements by the Adviser “are subject to repayment by the Fund for a period of 3 years after such fees and expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred.” (Emphasis added.)

A.	Please revise the bold parenthetical in this disclosure to state “after the repayment is taken into account.”

Response: The Trust made the requested change.

B.	Also, if the Funds’ expenses will not be reduced by waivers/reimbursements during the current year, please delete the line item from the fee tables. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Trust made the requested change.

C.	Finally, please file copies of the fee waiver agreements as exhibits to the registration statement.

Response: The Trust will file the expense limitation agreement as an exhibit to the pre-effective amendment.

Prospectus Summary – Principal Risks (Pages 3 and 8)

4. Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events may affect the Funds and their investments. If the Funds believe that no additional disclosure is warranted, please explain to us supplementally why not.

Response: The Trust added the following disclosure to Item 9.

Infectious Disease Risk. An outbreak of COVID-19, a highly contagious illness, commenced in 2019 and spread globally. This outbreak has resulted in travel restrictions, including limitations on border crossings, health screenings at points of entry, quarantines, business closures and operating restrictions, supply chain interruptions, layoffs, disruption of and stress in healthcare delivery, and defaults, resulting in reduced consumer demand for goods and services, disruptions to financial markets and other significant economic impacts, as well as general concern and uncertainty. Market disruptions can adversely impact a Fund and its investments. Further, some local financial markets have been or may be subject to closures, which can be unannounced and of indeterminate length. If a market in which a Fund’s investments trades implements a trading suspension, the Fund’s ability to buy or sell securities in that market will be adversely impacted. The outbreak has adversely affected the economies of many nations and the entire global economy and may impact individual issuers and capital markets in unpredictable ways. Historically, governmental and quasi-governmental authorities and regulators have responded to major economic disruptions with a variety of fiscal and monetary policy changes, including stimulus measures such as direct capital infusions into companies, monetary policy changes, and interest rate adjustments. Capital re-direction to manage consequences of the outbreak may adversely affect governmental, quasi-governmental and corporate balance sheets. Any unexpected change in these policies, or their ineffectiveness, is likely to increase market volatility, which could adversely affect the Fund’s investments. Other infectious illness outbreaks that may arise in the future could have similar or other unforeseen effects. Public health crises caused by the outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the outbreak and its effects cannot be determined with certainty.

Additional Information Regarding the Funds’ Investment Objectives, Investment Strategies and Related Risks (Page 11)

5. Please provide the information required by Item 9(b) of Form N-1A, including descriptions of how the Funds intend to achieve their investment objectives, the principal investment strategies of the Funds, and the particular type or types of securities in which the Funds will principally invest. Please ensure that the principal strategies discussed in this section are summarized in the summary prospectus in response to Item 4(a) of Form N-1A.

Response: The Trust revised its disclosure to address the staff’s comment.

6. Please provide the information required by Item 9(c) of Form N-1A, including a description of the principal risks to which the Funds’ particular portfolios as a whole are expected to be subject and the circumstances reasonably likely to affect adversely the Funds’ net asset value, yield, or total return. Please ensure that all principal risks discussed in this section are summarized in the summary prospectus in response to Item 4(b) of Form N-1A.

Response: The Trust revised its disclosure to address the staff’s comment.

How to Redeem Shares – By Telephone (Page 18)

7. The second paragraph of this section states that shareholders may be charged a fee of $15 for outgoing wires when redeeming shares. Please add this fee to the fee tables for both Funds.

Response: The Trust notes that Item 3 of Form N-1A does not require or suggest that wire fees should be included in the fee table. Additionally, we note that fund families such as Blackrock and Vanguard do not include their wire fees in the fee table. Similarly, the Trust declines to include the fee in Item 3.

Waycross Long/Short Equity Fund

Prospectus Summary – Principal Investment Strategies (Page 2)

8. The first paragraph of this section states that the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities traded in the U.S. Please explain to us whether investing in foreign or emerging market securities that trade in the U.S. is also a principal investment strategy of the Fund. If so, please disclose in this section, and provide corresponding risks if appropriate.

Response: The Trust confirms that investments in foreign securities (including emerging markets securities) traded in the U.S. are not a principal investment strategy of the Long/Short Fund. While the Fund occasionally invests in ADRs, which are included in the 80% policy, the investments are not a principal investment.

Waycross Focused Equity Fund

Prospectus Summary ˗ Fees and Expenses (Page 7)

9. Please provide a completed fee table and Example as soon as possible. Also, since this is a new fund, please ensure that the Example provides information for only the one and three year periods. See Instruction 6(b) to Item 3 of Form N-1A.

Response: The Trust has provided a completed fee table and an expense example for one and three years.

Prospectus Summary – Investment Objective (Page 7)

10. This section states that the Fund seeks capital appreciation over a “full market cycle.” Please provide a brief definition of a “full market cycle” in the discussions of the Fund’s principal investment strategies.

Response: The Focused Equity Fund has added a brief definition of “full market cycle” to the investment objective and Item 9 disclosure. The Funds define a “as a sustained upswing in equity markets followed by a pull back, and recovery.”

Prospectus Summary – Principal Investment Strategies (Page 8)

11. The first paragraph of this section states that the Fund may invest in securities of foreign companies. Please explain to us whether investing in emerging market securities is also a principal investment strategy of the Fund. If so, please disclose in this section, and provide corresponding risks if appropriate.

Response: The Fund confirms that investments in securities of issuers in emerging markets is not a principal investment under its strategy.

12. The first paragraph of this section also states that the Fund will hold 25 to 35 issues. Please provide a corresponding risk regarding the Fund’s holdings of large positions of a small number of securities.

Response: The Fund has added the following Non-Diversification Risk and Sector Risk to the prospectus.

Non-Diversification Risk. The Fund is non-diversified under the Investment Company Act and employs a concentrated investment strategy. Accordingly, the Fund typically invests a greater portion of its assets in, and its performance may be affected by, a smaller number of issuers than if it were a diversified, less concentrated fund. Further, the Fund may experience greater losses as a result of a single issuer’s unfavorable market or economic conditions or other adverse developments impacting the market value of the issuer’s securities.

Sector Risk. While the Fund does not have a principal investment strategy to focus its investments in any particular sector, the Fund may have significant exposure to one or more sectors that appear to offer more growth potential in current market conditions. The Fund may face various risks associated with investing substantially in certain sectors, such as that an individual sector may be more volatile than the broader market, or could perform differently, and that the stocks of multiple companies within a sector could simultaneously decline in price because of an event that affects the entire sector.

Performance Summary (Page 9)

13. In your response letter, please explain to us which broad measure of market performance the Fund’s performance will be compared.

Response: The benchmark for the Focused Fund will be the S&P 500® Index.

Prior Performance of Similar Accounts Managed by the Adviser (Page 13)

14. The first sentence of the first paragraph in this section states in bold “Prior Performance of Focused Fund Similar Accounts.” In order to avoid confusion with the performance of the Focused Fund, please revise this sentence to state “Prior Performance of Accounts Similar to the Focused Fund,” or a similar heading.

Response: The Focused Fund has made this change.

15. The second sentence of the first paragraph defines the Waycross Focused Equity Strategy Composite as the “Focused Strategy Composite.” In order to avoid confusion with the performance of the Focused Fund, please revise the “Focused Strategy Composite” to the “Strategy Composite,” or a similar term.

Response: The Focused Fund has made this change.

16. The second paragraph of this section states that the Strategy Composite consists of all accounts that the Adviser manages that are substantially similar to the Focused Fund. Please disclose whether the accounts referenced in this sentence are private accounts, investment companies, or a combination of the two.

Response: The Strategy Composite includes private accounts managed by the Adviser.

17. The third paragraph of this section states that the returns of the Strategy Composite are calculated net of any management fees payable to the Adviser, “and other expenses for services not covered by the Adviser’s management fee.” (Emphasis added.) Please disclose that the returns of the Strategy Composite are calculated net of all fees and expenses charged to the components of the Strategy Composite.

Response: The Focused Fund has made this change.

18. The third paragraph of this section states that, because the fees and expenses of the Focused Fund are different from the fees and expenses of the accounts within the Strategy Composite, the performance of the Strategy Composite may be lower if the fees and expenses of the Focused Fund had been applied to the accounts in the Strategy Composite. Please disclose whether the fees and expenses of the Focused Fund are higher or lower than those of the Strategy Composite. If the Focused Fund fees and expenses are higher than those of the Strategy Composite, please revise the disclosure to state that the performance of the Strategy Composite would be lower.

Response: The Focused Fund expects its fees and expenses to be higher than the Strategy Composite. Therefore, the Fund has revised the disclosure to specifically state that the Strategy Composite’s fees are lower.

19. The fourth paragraph of this section states that not all of the accounts included in the Strategy Composite are subject to certain investment limitations or restrictions that are imposed by the Investment Company Act and the Internal Revenue Code. Please disclose that these limitations and restrictions, if they had been applicable, may have adversely affected the performance results of the Strategy Composite.

Response: The Focused Fund has added the requested disclosure.

20. In order to avoid confusion with the performance of the Focused Fund, please revise the heading of the performance table in this section to state “Strategy Composite Performance as of March 31, 2020,” or a similar heading.

Response: The Focused Fund has updated the heading to say, “Strategy Composite Performance for Accounts Similar to the Focused Fund (as of March 31, 2020).”

21. Please supplementally represent to us that the Focused Fund has the records necessary to support the calculation of the performance, as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Adviser has represented to the Trust that it has all the records necessary to support the performance calculations, as required by rule 204-2(a)(16).

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions – Fundamental Restrictions

22. Concentration. This section states that each Fund will not invest more than 25% of its total assets in a particular industry, and that this limitation is not applicable to investments in obligations issued or guaranteed by state or municipal governments or their political subdivisions. Please revise this policy to state that it is not applicable to investments in tax- exempt obligations of state or municipal governments or their political subdivisions. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Trust has revised the concentration policy accordingly.

SIGNATURES

23. The registration statement was signed by the Trust’s president and one of its three trustees. Please ensure that the Trust’s pre-effective amendment is signed by the Trust’s principal executive officer, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees. See Section 6(a) of the Securities Act.

Response: The Trust has updated its signature page to include the officers and trustees.

If you have any further comments or questions about the responses, please contact me at (509) 279-8202 or bo.howell@practus.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

On behalf of Practus, LLP